Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	July 31, 2023 $	April 30, 2023 $
ASSETS
Current assets
Cash		6,729	8,280
Amounts receivable, net		3,561	3,247
Sales tax receivable		302	358
Income taxes receivable		—	178
Inventory		2,212	2,060
Unbilled revenue		1,064	632
Prepaid expenses		1,851	2,037
		15,719	16,792
Restricted cash		84	86
Deposit on equipment		323	332
Investment at fair value through profit and loss		27	115
Property and equipment	5, 7	12,324	10,392
Intangible assets	6	29,373	30,925
Goodwill		18,733	19,171
Total assets		76,583	77,813
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	3,557	3,386
Sales tax payable		28	2
Deferred revenue		1,127	977
Income taxes payable		381	—
Leases	7	1,042	1,116
Deferred acquisition payments		285	439
		6,420	5,920
Leases	7	8,773	6,151
Deferred acquisition payments		274	278
Deferred income tax liability		7,271	7,661
Total liabilities		22,738	20,010
SHAREHOLDERS' EQUITY
Share capital	8	117,470	117,470
Contributed surplus	8	11,619	10,796
Accumulated other comprehensive loss		1,409	2,625
Accumulated deficit		(76,653)	(73,088)
		53,845	57,803
Total liabilities and shareholders’ equity		76,583	77,813

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on September 13, 2023.

“James Kuo” Director “Robert Burke” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended July 31,
(in thousands, except share data)	Note	2023 $	2022 $
REVENUE		5,688	4,689
COST OF SALES		2,893	2,210
GROSS PROFIT		2,795	2,479
EXPENSES
Research and development		449	6,185
Sales and marketing		1,063	1,022
General and administrative		4,613	4,232
Amortization of intangible assets	6	847	1,112
		6,972	12,551
Loss before other income (expenses) and income taxes		(4,177)	(10,072)
OTHER INCOME (EXPENSES)
Accretion		(5)	(3)
Grant income	12	283	270
Interest and other income		143	(2)
Unrealized foreign exchange gain (loss)		(71)	23
		350	288
Loss before income taxes		(3,827)	(9,784)
Income taxes		262	403
NET LOSS FOR THE PERIOD		(3,565)	(9,381)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(1,216)	(1,857)
COMPREHENSIVE LOSS FOR THE PERIOD		(4,781)	(11,238)
LOSS PER SHARE – BASIC AND DILUTED		(0.14)	(0.38)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		25,050,260	24,738,799

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285
Shares issued pursuant to option exercise	50,000	206	—	(86)	—	—	120
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	—	—	—	1,315
Share-based payments	—	—	—	759	—	—	759
Comprehensive loss for the period	—	—	—	—	(1,857)	(9,381)	(11,238)
Balance, July 31, 2022	24,836,723	116,183	—	10,303	(4,336)	(55,909)	66,241

Balance, April 30, 2023	25,050,260	117,470	—	10,796	2,625	(73,088)	57,803
Share-based payments	—	—	—	823	—	—	823
Comprehensive loss for the period	—	—	—	—	(1,216)	(3,565)	(4,781)
Balance, July 31, 2023	25,050,260	117,470	—	11,619	1,409	(76,653)	53,845

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2023 $	2022 $
Operating activities:
Net loss for the period		(3,565)	(9,381)
Items not affecting cash:
Amortization and depreciation	5, 6, 13	1,494	1,550
Deferred income taxes		(216)	(261)
Accretion		5	3
Foreign exchange		113	(18)
Share-based payments	8, 9, 10	823	759
		(1,346)	(7,348)
Changes in non-cash working capital related to operations:
Amounts receivable		(62)	(213)
Inventory		(55)	26
Unbilled revenue		(446)	(167)
Prepaid expenses		175	(120)
Accounts payable and accrued liabilities	10	242	(2,435)
Sales and income taxes payable and receivable		635	(431)
Deferred revenue		155	374
Net cash used in operating activities		(702)	(10,314)
Investing activities:
Purchase of equipment	5	(136)	(89)
Deferred acquisition payments		(146)	—
Sale of QVQ Holdings BV shares		85	—
Net cash used in investing activities		(197)	(89)
Financing activities:
Proceeds on share issuance, net of transaction costs	8	—	119
Repayment of leases	7	(405)	(271)
Net cash used in financing activities		(405)	(152)
Decrease in cash during the period		(1,304)	(10,555)
Foreign exchange		(249)	(168)
Cash – beginning of the period		8,366	30,047
Cash – end of the period		6,813	19,324
Cash is comprised of:
Cash		6,729	19,243
Restricted cash		84	81
		6,813	19,324
Cash paid for interest		—	263
Cash paid for income tax		—	87

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market ("Nasdaq") under the trading ticker symbol "IPA". The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3304-4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $3.6 million for the three months ended July 31, 2023, and has accumulated a deficit of $76.7 million as of July 31, 2023. The Company had $6.8 million cash on hand as of July 31, 2023. The Company expects its cash on hand as of July 31, 2023 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2023. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2023.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors.

(b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

(c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - July 31, 2023 and April 30, 2023	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The Company does not expect the amendments to IAS 1 to have a material impact on the Company's financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2024.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2023.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	138	—	—	7,593	—	101	1,064	28	8,924
Completion of work-in-process	—	—	—	—	—	166	—	(166)	—
Disposals	(3)	—	—	(1,290)	(95)	—	(700)	—	(2,088)
Foreign exchange	17	18	3	196	23	6	437	—	700
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	—	16,742
Additions	5	—	—	2,729	—	—	90	—	2,824
Disposals	(1)	—	—	(88)	—	—	—	—	(89)
Foreign exchange	(5)	(1)	(1)	(207)	(3)	(3)	(101)	—	(321)
Balance, July 31, 2023	287	52	49	11,519	164	623	6,462	—	19,156

Accumulated Depreciation:
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647
Depreciation	84	3	—	1,109	58	40	977	—	2,271
Disposals	(3)	—	—	(1,274)	(57)	—	(507)	—	(1,841)
Foreign exchange	6	1	3	181	10	—	72	—	273
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350
Depreciation	25	1	—	374	14	14	219	—	647
Disposals	—	—	—	(61)	—	—	—	—	(61)
Foreign exchange	(2)	—	(1)	(38)	(2)	—	(61)	—	(104)
Balance, July 31, 2023	180	34	49	2,027	69	402	4,071	—	6,832

Net Book Value:
April 30, 2023	131	20	—	7,333	110	238	2,560	—	10,392
July 31, 2023	107	18	—	9,492	95	221	2,391	—	12,324

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the three months ended July 31, 2023 and the year ended April 30, 2023 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Foreign exchange	—	3,229	744	13	18	4,004
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Foreign exchange	—	(802)	(185)	(4)	(4)	(995)
Balance, July 31, 2023	33	34,341	7,918	135	194	42,621

Accumulated Amortization:
Balance, April 30, 2022	8	1,693	5,491	—	30	7,222
Amortization	7	2,710	1,477	128	92	4,414
Foreign exchange	(1)	372	665	9	10	1,055
Balance, April 30, 2023	14	4,775	7,633	137	132	12,691
Amortization	2	665	154	2	24	847
Foreign exchange	—	(110)	(174)	(4)	(2)	(290)
Balance, July 31, 2023	16	5,330	7,613	135	154	13,248

Net Book Value:
April 30, 2023	19	30,368	470	2	66	30,925
July 31, 2023	17	29,011	305	—	40	29,373

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

7.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2024	1,287
2025	1,415
2026	1,376
2027	1,372
2028	1,366
More than 5 years	6,227
Total minimum lease payments	13,043
Less: imputed interest	(3,228)
Total present value of minimum lease payments	9,815
Less: Current portion	(1,042)
Non-current portion	8,773

Total cash outflow for leases during the three months ended July 31, 2023 was $0.4 million (2022 - $0.3 million).

The nature of the Company’s leases by type of right-of-use asset as at July 31, 2023 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	4	0.4 - 10.4 years	5.0 years	3	—	2	1
Automobiles	6	1.0 - 3.4 years	1.7 years	—	—	6	6

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

Right-of-use assets

The changes in the value of right-of-use assets during the three months ended July 31, 2023 and the year ended April 30, 2023 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2022	2,586	239	651	3,476
Additions	7,593	—	—	7,593
Disposals	(1,290)	(95)	(687)	(2,072)
Foreign exchange	196	23	36	255
Balance, April 30, 2023	9,085	167	—	9,252
Additions	2,729	—	—	2,729
Disposals	(88)	—	—	(88)
Foreign exchange	(207)	(3)	—	(210)
Balance, July 31, 2023	11,519	164	—	11,683

Accumulated Depreciation:
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	1,109	58	198	1,365
Disposals	(1,274)	(57)	(507)	(1,838)
Foreign exchange	181	10	(151)	40
Balance, April 30, 2023	1,752	57	—	1,809
Depreciation	374	14	—	388
Disposals	(61)	—	—	(61)
Foreign exchange	(38)	(2)	—	(40)
Balance, July 31, 2023	2,027	69	—	2,096

Net Book Value:
April 30, 2022	7,333	110	—	7,443
July 31, 2022	9,492	95	—	9,587

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the three months ended July 31, 2023 and 2022 are as follows:

(in thousands)	2023 $	2022 $
Leases of low value assets	4	10
Variable lease payments	36	87
	40	97

8.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

b)
Share capital transactions:

2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

2024 Transactions

The Company did not issue common shares during the three months ended July 31, 2023.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

d)
Options

The following table summarizes stock option awards during the three months ended July 31, 2023 and the year ended April 30, 2023, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 15, 2022(1)	80,000	5.79	Employees	5.79	0%	77%	2.73%	5.0 years	$0.3 million
February 19, 2023(2)	29,060	4.10(3)	Directors	4.10(3)	0%	77%	3.57%	4.0 years	$0.1 million
February 19, 2023(1)	609,452	4.10(3)	Officers and employees	4.10(3)	0%	77%	3.57%	5.0 years	$2.2 million

(1)
Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(2)
Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(3)
Priced in US dollars

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the three months ended July 31, 2023 the Company has recorded $0.8 million (2022 - $0.8 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the three months ended July 31, 2023 and the year ended April 30, 2023 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2022 (outstanding)	1,624,150	7.93	3.11
Granted	718,512	7.98	—
Exercised	(318,725)	3.26	—
Expired	(115,174)	10.75	—
Forfeited	(24,335)	20.30	—
Balance, April 30, 2023 (outstanding)	1,884,428	8.29	2.88
Expired	(13,666)	17.90	—
Forfeited	(2,668)	7.95	—
Balance, July 31, 2023 (outstanding)	1,868,094	7.91	3.02
Unvested	(658,825)	5.46	4.49
Exercisable, July 31, 2023	1,209,269	9.24	2.22

Details of the options outstanding as at July 31, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 24, 2023	4.75	0.15	19,000	—	19,000
November 7, 2023	4.10	0.27	20,000	—	20,000
December 31, 2023	5.00	0.42	180,000	—	180,000
January 11, 2024	5.00	0.45	60,000	—	60,000
September 1, 2025	8.50	2.09	250,000	—	250,000
January 6, 2026	20.30	2.44	199,000	—	199,000
May 9, 2026(1)	10.21	2.78	10,000	3,333	6,667
January 2, 2026	6.89	2.43	28,250	—	28,250
January 7, 2027	7.94	3.44	327,332	—	327,332
January 13, 2027	8.30	3.46	31,000	—	31,000
February 22, 2024	6.35	0.56	25,000	—	25,000
May 15, 2027	5.79	3.79	80,000	26,667	53,333
February 19, 2027(2)	5.42	3.56	29,060	19,373	9,687
February 19, 2028(2)	5.42	4.56	609,452	609,452	—
	7.91	3.02	1,868,094	658,825	1,209,269
(1)
Exercise price of US $7.72. The figure in the table above is translated at the July 31, 2023 rate.
(2)
Exercise price of US $4.10. The figure in the table above is translated at the July 31, 2023 rate.

e)
Finder’s Warrants

There were no changes in the finder's warrants during the three months ended July 31, 2023 or the year ended April 30, 2023. Details of the finder’s warrants outstanding as at July 31, 2023 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	22.23	2.52	130,111

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

(1)
Exercise price of US $16.81. The figure in the table above is translated at the July 31, 2023 rate.

9.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three months ended July 31, 2023 and 2022 are detailed below:

(in thousands)	2023 $	2022 $
Wages, salaries	2,780	2,671
Employee benefits	340	107
Payroll taxes	181	261
Severance	60	—
Share-based payments	823	759
	4,184	3,798

10.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Brad McConn, CFO; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Chief Financial Officer; and Directors of the Company. During the three months ended July 31, 2023 and 2022, the compensation for key management is as follows:

(in thousands)	2023 $	2022 $
Salaries and other short-term benefits	647	872
Severance (included in salaries)	60	—
Share-based payments	516	207
Director compensation (included in salaries)	71	85
	1,294	1,164

At July 31, 2023, included in accounts payable and accrued liabilities is $1.2 million (April 30, 2023 - $0.9 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

11.
COMMITMENTS

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The lease will have a five-year term with an optional five-year extension, and is estimated to commence March 1, 2024 at an estimated annual cost of €0.5 million indexed for inflation.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of July 31, 2023, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

12.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the three months ended July 31, 2023, the Company recorded €0.2 million in grant income related to this funding.

13.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At July 31, 2023 and April 30, 2023, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the three months ended July 31, 2023 and 2022 as follows:

	Three months ended July 31,
(in thousands)	2023 $	2022 $
United States of America	2,433	1,893
Europe	2,965	2,139
Canada	126	266
Australia	84	128
Other	80	263
	5,688	4,689

The Company’s revenues are allocated according to revenue types for the three months ended July 31, 2023 and 2022 as follows:

	Three months ended January 31,
(in thousands)	2023 $	2022 $
Project revenue	5,216	4,334
Product sales revenue	399	296
Cryostorage revenue	73	59
	5,688	4,689

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

The Company’s non-current assets are allocated to geographic regions as of July 31, 2023 and April 30, 2023 as follows:

	July 31, 2023 $	April 30, 2023 $
North America - Corporate	82	89
North America	3,432	1,025
Belgium	38,852	40,406
Netherlands	18,498	19,501
	60,864	61,021

Geographic segmentation of the Company’s net income (loss) for the three months ended July 31, 2023 and 2022 is as follows:

	Three months ended July 31,
(in thousands)	2023 $	2022 $
North America - Corporate	(1,545)	(2,136)
North America	(699)	(6,708)
Belgium	(967)	(928)
Netherlands	(354)	391
	(3,565)	(9,381)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three months ended July 31, 2023 and 2022 is as follows:

	Three months ended July 31,
Interest and accretion (in thousands)	2023 $	2022 $
North America - Corporate	6	17
North America	32	8
Belgium	3	5
Netherlands	118	18
	159	48

	Three months ended July 31,
Amortization and depreciation (in thousands)	2023 $	2022 $
North America - Corporate	3	3
North America	157	180
Belgium	605	658
Netherlands	729	709
	1,494	1,550

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

14.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	July 31, 2023 $	July 31, 2022 $
Acquisition of building and equipment by lease	2,729	3
Settlement of convertible debentures	—	1,315

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2023 $
Deferred acquisition payments	717	—	—	(146)	5	(17)	559
Leases	7,267	(405)	2,729	—	—	224	9,815
Total	7,984	(405)	2,729	(146)	5	207	10,374

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	July 31, 2022 $
Deferred acquisition payments	1,305	—	—	—	—	(47)	1,258
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(257)	3	—	—	(77)	1,124
Total	4,072	(257)	3	(1,315)	3	(124)	2,382

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2023 and 2022

(Unaudited - Expressed in Canadian dollars)

15.
SUBSEQUENT EVENTS

On August 15, 2023, the Company established an at-the-market equity offering facility ("ATM Facility"). An Open Market Sales Agreement ("ATM Agreement") was entered into with Jefferies LLC, as sole sales agent ("Agent") on August 15, 2023. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On August 16, 2023, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$60.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the United Securities Act of 1933, as amended, including, without limitation, sales made directly on the Nasdaq or any other existing trading market for the common shares in the United States. No offers or sales of common shares will be made in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility.